Exhibit 1

HEALTHTABTM ROLL OUT ON TRACK AND OPERATIONS CASHFLOW POSITIVE

VANCOUVER, BRITISH COLUMBIA – October 11, 2022) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) is pleased to provide this corporate update on the Company’s execution expanding its powerful chronic-disease screening and reporting platform, HealthTab.

On August 8th, the Company announced a new Master Service Agreement and Statement of Work was signed with Shoppers Drug Mart pharmacies to significantly expand the HealthTab point-of-care testing platform to up to 450 locations nation-wide, with affiliated locations under the Loblaw family of brands being included.

“The team has been exceptional in deploying systems and we have already deployed more than half of the target locations,” said Hector Bremner, Avricore Health’s CEO. “We are on track to achieve the late-November target for full deployment.”

Once a pharmacy has HealthTab onsite there is a period of training and acclimating teams with the workflow. Nevertheless, data from locations is indicating strong utilization and patient uptake, generating strong consumables-based revenues.

In fact, HealthTab already has positive cash-flow from operations and is expected to significantly ramp up gross revenues over the next 12 months yielding target margins and profitability by Q2 2023.

Supporting the optimism of strong and sustainable growth are the anticipated policy and funding announcements related to point-of-care in community pharmacy by the federal and provincial governments in the coming weeks and months. These changes and commitments will have a significant impact on sales volumes in 2023, not to mention demand from pharmacy groups to install HealthTab.

For example, on October 5th, the Government of Canada tabled its Framework for Diabetes in Canada, which lays out an aggressive strategy to better screen, surveil, prevent, and manage this disease which currently costs $30 Billion CAD annually to treat. To find the details, please visit:

https://www.canada.ca/en/public-health/services/publications/diseases-conditions/framework-diabetes-canada.html

Also, in addition to Alberta and Ontario, British Columbia recently announced their plan to expand the scope of pharmacy practice, which includes limited prescribing as of October 14th, and makes further commitments to work with the profession to identify additional ways they can contribute to healthcare solutions, such as chronic disease screening and support, as in other jurisdictions. To learn more, please visit: https://news.gov.bc.ca/releases/2022HLTH0059-001464

Internationally, policy and funding supporting more scope for pharmacist to tackle chronic disease and alleviate the pressures being faced for primary care also give a great deal of confidence that HealthTab’s objective of being the world’s leading point-of-care solution for pharmaciast has a bright future. The coming weeks and months are expected to bring positive news and new opportunities for our current EU, UK and US program initiatives.

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)

●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release.

Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy